Exhibit 21.1

List of Subsidiaries

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION
Raptor Discoveries Inc., wholly-owned subsidiary of Registrant	Delaware, United States
Raptor Therapeutics Inc., wholly-owned subsidiary of Registrant	Delaware, United States
Raptor Pharmaceuticals Europe B.V., wholly-owned subsidiary of Raptor Therapeutics Inc.	The Netherlands